UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On December 31, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following nine (9) curated properties from our sponsor, Seed InvestCo, LLC (“Sponsor”), through the purchase of nine (9) assets that were previously wholly owned by our Sponsor:

Property Address:	137 Aztec Way SE, Acworth, GA 30102
Description:	This 1,134-square-foot single family home was built in 1994, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.23 acres.
Purchase Price by Roots:	$235,000 allocated purchase price
Current Market Value:	$290,000

Property Address:	5000 Womack Avenue NW, Acworth, GA 30101
Description:	This 2,166-square-foot single-family home was built in 1974, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.47 acres.
Purchase Price by Roots:	$285,000 allocated purchase price
Current Market Value:	$356,000

Property Address:	2626 Hwy 101 N, Dallas, GA 30157
Description:	This 1,132-square-foot ranch style home was built in 1990, has 2 bedrooms and 2 bathrooms, and sits on approximately 1.02 acres.
Purchase Price by Roots:	$185,000 allocated purchase price
Current Market Value:	$230,000

Property Address:	4757 Overhill Court NW, Acworth, GA 30102
Description:	This 1,407-square-foot single-family home was built in 1985, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.37 acres.
Purchase Price by Roots:	$270,000 allocated purchase price
Current Market Value:	$329,000

Property Address:	72 Fairview Oak Place, Dallas, GA 30157
Description:	This 1,310-square-foot single-family home was built in 2001, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.55 acres.
Purchase Price by Roots:	$210,000 allocated purchase price
Current Market Value:	$265,000

Property Address:	321 Davis Mill Road S, Dallas, GA 30157
Description:	This 1,169-square-foot single-family home was built in 1993, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.62 acres.
Purchase Price by Roots:	$210,000 allocated purchase price
Current Market Value:	$265,000

Property Address:	277 Shallowford Road NW, Acworth GA 30144
Description:	This 1,311-square-foot single-family home was built in 1974, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.46 acres.
Purchase Price by Roots:	$250,000 allocated purchase price
Current Market Value:	$300,000

Property Address:	2699 Foxglove Drive SW, Marietta GA 30064
Description:	This 1,953-square-foot single-family home was built in 1987, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.34 acres.
Purchase Price by Roots:	$280,000 allocated purchase price
Current Market Value:	$354,000

Property Address:	1005 Marina Trace Drive, Acworth GA 30101
Description:	This 1,288-square-foot single-family home was built in 1999, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.17 acres.
Purchase Price by Roots:	$290,000 allocated purchase price
Current Market Value:	$372,000

Item 1. Fundamental Changes

Property Acquisitions

On December 31, 2025, the Company completed the acquisition of the following ten (10) single family homes from our Sponsor through the purchase of Flipside 11, LLC, which entity was partially owned by our Sponsor:

Property Address:	117 Belair Lane, Stockbridge GA 30281
Description:	This 2,340-square-foot single family home was built in 1978, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.48 acres.
Purchase Price by Roots:	$264,920.08 allocated purchase price
Current Market Value:	$282,000.00

Property Address:	135 Harpers Way, Carrollton GA 30117
Description:	This 1,601-square-foot single family home was built in 1989, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.45 acres.
Purchase Price by Roots:	$270,556.68 allocated purchase price
Current Market Value:	$288,000.00

Property Address:	141 Stable Lane, Dallas GA 30132
Description:	This 1,637-square-foot single family home was built in 2004, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.57 acres.
Purchase Price by Roots:	$292,163.64 allocated purchase price
Current Market Value:	$311,000.00

Property Address:	205 Hunting Court, Jonesboro GA 30236
Description:	This 2,356-square-foot single family home was built in 1993, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.53 acres.
Purchase Price by Roots:	$387,046.36 allocated purchase price
Current Market Value:	$412,000.00

Property Address:	2105 Pinewood Drive, Covington GA 30016
Description:	This 2,163-square-foot single-family home was built in 1979, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.34 acres.
Purchase Price by Roots:	$263,041.22 allocated purchase price
Current Market Value:	$280,000.00

Property Address:	289 Highlander Way, Acworth GA 30101
Description:	This 1,833-square-foot single-family home was built in 1999, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.86 acres.
Purchase Price by Roots:	$330,680.39 allocated purchase price
Current Market Value:	$352,000.00

Property Address:	325 Crestfield Circle, Covington GA 30016
Description:	This 1,539-square-foot single-family home was built in 2005, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.1 acres.
Purchase Price by Roots:	$239,555.40 allocated purchase price
Current Market Value:	$255,000.00

Property Address:	462 Johnson Pool Road, Griffin GA 30223
Description:	This 1,246-square-foot single-family home was built in 2008, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.1 acres.
Purchase Price by Roots:	$147,490.97 allocated purchase price
Current Market Value:	$157,000.00

Property Address:	5415 Glen Haven Drive, College Park GA 30349
Description:	This 1,244-square-foot single-family home was built in 1985, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.18 acres.
Purchase Price by Roots:	$148,430.40 allocated purchase price
Current Market Value:	$158,000.00

Property Address:	737 Saddle Ridge Court, Bethlehem GA 30620
Description:	This 2,299-square-foot single-family home was built in 2000, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.65 acres.
Purchase Price by Roots:	$338,195.85 allocated purchase price
Current Market Value:	$360,000.00

Item 1. Fundamental Changes

Property Acquisitions

On December 31, 2025, the Company completed the acquisition of the following eight (8) single family homes from our Sponsor through the purchase of Flipside 9, LLC, which entity was partially owned by our sponsor:

Property Address:	1661 Columbia Drive Decatur GA 30032
Description:	This 1,065-square-foot single family home was built in 1953, has 3 bedrooms and 1 bathroom, and sits on approximately 0.32 acres.
Purchase Price by Roots:	$162,313.74 allocated purchase price
Current Market Value:	$215,000.00

Property Address:	2038 E Lilac Lane Decatur GA 30032
Description:	This 1,193-square-foot single family home was built in 1952, has 3 bedrooms and 1 bathroom, and sits on approximately 0.27 acres.
Purchase Price by Roots:	$188,736.91 allocated purchase price
Current Market Value:	$250,000.00

Property Address:	2110 Dellwood Place Decatur GA 30032
Description:	This 963-square-foot ranch style home was built in 1952, has 2 bedrooms and 1 bathroom, and sits on approximately 0.28 acres.
Purchase Price by Roots:	$129,096.05 allocated purchase price
Current Market Value:	$171,000.00

Property Address:	2317 - 2319 2nd Avenue Decatur GA 30032
Description:	This home has two units: Unit 1 is 800-square-foot with 2 bedrooms and 1 bathroom. Unit 2 is 910-square-foot with 2 bedrooms and 1 bathroom. The home was built in 1960 and sits on approximately 0.53 acres.
Purchase Price by Roots:	$339,726.44 allocated purchase price
Current Market Value:	$450,000.00

Property Address:	1588 Corona Drive Austell GA 30168
Description:	This 1,260-square-foot ranch style home was built in 1962, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.57 acres.
Purchase Price by Roots:	$195,531.44 allocated purchase price
Current Market Value:	$259,000.00

Property Address:	1581 Corona Drive Austell GA 30168
Description:	This 1,654-square-foot ranch style home was built in 1961, has 4 bedrooms and 1.5 bathrooms, and sits on approximately 0.55 acres.
Purchase Price by Roots:	$206,855.65 allocated purchase price
Current Market Value:	$274,000.00

Property Address:	3341 Scott Drive Austell GA 30106
Description:	This 1,488-square-foot ranch style home was built in 1967, has 3 bedrooms and 1.5 bathrooms, and sits on approximately 0.29 acres.
Purchase Price by Roots:	$195,531.44 allocated purchase price
Current Market Value:	$259,000.00

Property Address:	2172 Chestnut Log Loop Lithia Springs GA 30122
Description:	This 1,100-square-foot ranch style home was built in 1974, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.47 acres.
Purchase Price by Roots:	$182,697.33 allocated purchase price
Current Market Value:	$242,000.00

Item 9. Other Events

Change of Transfer Agent

Effective January 1, 2026, the Company changed its transfer agent and registrar from Computershare, N.A (“Computershare”) to BitGo Stakeholder Services LLC (the “Transfer Agent”). The Transfer Agent is registered with the Securities and Exchange Commission (“SEC”). This change is not expected to result in any significant changes to the manner in which the Company conducts its Offering, or to the nature of the Company’s business or plan of operations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 1/5/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 5, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.